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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C. 20549

                           SCHEDULE 13D

              Under the Securities Exchange Act of 1934


                          (Name of Issuer)

                    SCIENCE DYNAMICS CORPORATION
                    ----------------------------

                   (Title of Class of Securities)

                            COMMON STOCK
                            ------------

                          (CUSIP Number)

                           808631 10 5
                           -----------

            (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                         Sheldon Hofferman
                                and
                 Golden Phoenix Limited Partnership
                             PO Box 350
                     Fairfax Station, VA  22039
                            703-323-1885
                     --------------------------

         (Date of Event which Requires Filing of this Statement)

                           June 30, 1997
                           -------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

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                             SCHEDULE 13D


CUSIP NO.  808631 10 5                         Page ____ of ____ Pages


1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Sheldon Hofferman, IN and
  Golden Phoenix Limited Partnership, PN


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [   ]
          (b) [   ]


3 S.E.C. USE ONLY


4 SOURCE OF FUNDS*
                       WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) OR 2(E)


6 CITIZENSHIP OR PLACE OF ORGANIZATION
              IN - United States citizen; PN - Virginia Limited Partnership



   NUMBER OF    7  SOLE VOTING POWER
    SHARES         137,400 held as IN; 2,831,721 held beneficially by IN as
 BENEFICIALLY      general partner of PN
   OWNED BY     8  SHARED VOTING POWER
     EACH                    none
   REPORTING    9  SOLE DISPOSITIVE POWER
    PERSON                   IN = 137,400 PN = 2,831,721
     WITH      10  SHARED DISPOSITIVE POWER
                             none

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,969,121

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             n/a

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             20.26%

14 TYPE OF REPORTING PERSON*
             IN, PN


Page 2 of 5                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
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Item 1.  Security and Issuer.
This Schedule is filed with respect to the common stock, par value $.01 per share (the "Common Stock"), of Science Dynamics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1919 Springdale Road, Cherry Hill, New Jersey, 08003.

Item 2.  Identity and Background.

         (a) This Schedule is filed on behalf of Sheldon Hofferman and Golden Phoenix Limited Partnership, hereinafter referred to as "Filers".

         (b) Filers' business address is PO Box 350, Fairfax Station, Virginia, 22039.

         (c) Sheldon Hofferman is general partner of Golden Phoenix Limited Partnership, whose business address is PO Box 350, Fairfax Station, Virginia, 22039.

         (d) During the last five years, Filers have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Filers have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Sheldon Hofferman is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

With respect to 137,400 shares held individually, and 226,133 shares held as general partner of Golden Phoenix L.P., the responses set forth on Form 13G filed April 12, 1995 are incorporated by reference. The 2,605,588 shares were acquired on June 30, 1997 as a result of the conversion of $500,000 face value plus $77,294 of accrued interest due and owing on certain promissory notes issued pursuant to a Note Purchase Agreement dated as of March 22, 1996 between the Company and Golden Phoenix Limited Partnership.

Item 4.  Purpose of Transaction.

Filers acquired the Shares for investment purposes.  Except as disclosed in
Item 3 herein and in section (a) below, Filers have no present plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; provided, however, as further consideration for the loan described in Item 3 above, Golden Phoenix L.P. was issued 2,000,000 warrants at a purchase price of $.01 per warrant, each warrant being exercisable until April 30, 2003, at an exercise price based on 50% of the market value of the Company's common stock on the day preceding the exercise date, but in no event to exceed an exercise price of $1.00 per share; and Filers intend to sell a portion or all of the securities which Filers hold in the Company from time to time as permitted by the provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

             (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
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         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) The 2,969,121 shares held directly and beneficially by Filers constitute approximately 20.26% of the common stock of the Company outstanding at the date of filing of this Schedule.

         (b) See items 7, 8, 9 and 10 of Cover Page.

         (c) Except for the purchase of the common stock pursuant to the conversion under the Note Purchase Agreement set forth in Item 3, Filers have effected no transactions in the common stock during the past sixty (60) days.

         (d) None.

         (e) n/a

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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BY:     /s/ Sheldon Hofferman
        ---------------------      Individually and as Sole General Partner
        Sheldon Hofferman          of Golden Phoenix Limited Partnership


Dated: June 30, 1997


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U. S. C. 1001).

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